OMB APPROVAL
OMB Number: 3235-0058 Expires: August 31, 2015 Estimated average burden hours per response 2.50
SEC FILE NUMBER 000-52787
CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

(Check one):	☒ Form 10-K  Form 20-F  Form 11-K  Form 10-Q  Form 10-D  Form N-SAR  Form N-CSR
NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2013
	Transition Report on Form 10-K
	Transition Report on Form 20-F
	Transition Report on Form 11-K
	Transition Report on Form 10-Q
	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Rockies Region 2006 Limited Partnership
Full Name of Registrant

Former Name if Applicable

1775 Sherman Street, Suite 3000
Address of Principal Executive Office (Street and Number)

Denver, CO 80203
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or  portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☒
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Partnership is unable to review and complete all necessary information and disclosures in its Annual Report on Form 10-K for the year ended December 31, 2013 within the prescribed time period.  The board of directors and the audit committee of the Partnership’s Managing General Partner require additional efforts and time to complete their review of the Partnership’s Form 10-K for the year ended December 31, 2013, in order to present all necessary disclosures. The Partnership currently expects to be able to file its Annual Report on Form 10-K for its 2013 fiscal year within the fifteen calendar day period set forth in Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

R. Scott Meyers
Chief Accounting Officer
PDC Energy, Inc.,
Managing General Partner	304	842-3597
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).          Yes ☒    No  

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?           Yes ☒   No  

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In June 2013, the Partnership completed the divestiture of all of its Piceance Basin assets for cash consideration of approximately $7.9 million.  In July 2013, the net proceeds from the assets divestiture were distributed pro rata to the Partnership’s partners.

During the 4th quarter of 2013, the Partnership recorded an impairment of crude oil and natural gas properties of approximately $9.8 million.

Rockies Region 2006 Limited Partnership
____________________________________
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2014	By	PDC Energy, Inc.
/s/ Gysle R. Shellum
Gysle R. Shellum, Chief Financial Officer of PDC Energy, Inc., Managing General Partner